M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

DIRECT FAX: 212-798-6319

ali.panjwani@pryorcashman.com

May 3, 2017

Via Edgar

Securities and Exchange Commission

Division of Enforcement

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Donald E. Field
Attorney-Advisor

Re:	PetroTerra Corp.
Form 8-K
Filed April 5, 2017
File No. 001-34970

Dear Mr. Field:

On behalf of PetroTerra Corp. (the “Company”), set forth below are responses to the request for information and documents of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 28, 2017 (the “Comment Letter”) relating to the Current Report on Form 8-K filed by the Company on April 5, 2017 (the “Form 8-K”). The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form 8-K.

1.	Please amend your filing to provide the signature page required by the Form 8-K.

Response:

In response to the Staff’s comments, the Company is concurrently filing Amendment No. 1 to the Form 8-K to provide the Company’s signature page.

* * *

Securities and Exchange Commission

May 3, 2017

If you have any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc: Mr. Steven Yariv